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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (AMENDMENT NO. __)(1)

                           DESTIA COMMUNICATIONS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   25063E 10 0
                                 (CUSIP Number)

                             JAMES P. PRENETTA, JR.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                  VIATEL, INC.
                                685 THIRD AVENUE
                               NEW YORK, NY 10017
                                 (212) 350-9200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:
                             JAY R. SCHIFFERLI, ESQ.
                            KELLEY DRYE & WARREN LLP
                               TWO STAMFORD PLAZA
                              281 TRESSER BOULEVARD
                             STAMFORD, CT 06901-3229
                                 (203) 324-1400
                            ------------------------
                                 AUGUST 27, 1999
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)
------------------------
       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No. 25063E 10 0                  13D                 Page 2 of 6 Pages
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------------- ------------------------------------------------------------------

1             NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Viatel, Inc. (I.R.S. Employer Identification Number - 13-3787366)
------------- ------------------------------------------------------------------

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)|_|
                                                                     (b)|_|
------------- ------------------------------------------------------------------

3             SEC USE ONLY
------------- ------------------------------------------------------------------

4             SOURCE OF FUNDS*
              OO
------------- ------------------------------------------------------------------

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
------------- ------------------------------------------------------------------

6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------- ------------------------------------------------------------------

 NUMBER OF        7   SOLE VOTING POWER
   SHARES             19,561,184
BENEFICIALLY
 OWNED BY         8   SHARED VOTING POWER
   EACH               Zero
 REPORTING
  PERSON          9   SOLE DISPOSITIVE POWER
   WITH               Zero

                  10  SHARED DISPOSITIVE POWER
                      Zero
------------- ------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                19,561,184
------------- ------------------------------------------------------------------

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                      |_|
              (11) EXCLUDES CERTAIN SHARES*
------------- ------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              62.64%
------------- ------------------------------------------------------------------

14            TYPE OF REPORTING PERSON*
              CO
------------- ------------------------------------------------------------------


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CUSIP No. 25063E 10 0                  13D                 Page 3 of 6 Pages
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ITEM 1.           SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Destia Communications, Inc. (the "Issuer"). The Issuer's principal executive office is located at 95 Rte. 17 South Paramus, New Jersey 07652.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) This statement is filed by Viatel, Inc., a Delaware corporation ("Viatel").

         (b)      Viatel is engaged in providing telecommunications services.

         (c) The address of the principal business and principal office of Viatel is 685 Third Avenue, New York, New York 10017.

         (d) During the past five years, Viatel has not been convicted in a criminal proceeding.

         (e) During the past five years, Viatel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 27, 1999, Viatel, Viatel Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Viatel ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into the Issuer. In connection therewith, Viatel entered into three separate stockholder agreements (the "Stockholder Agreements") with the
Stockholders  of  the  Issuer  (as  defined   below),   pursuant  to  which  the
Stockholders agreed, among other things, to vote the shares of Common Stock beneficially owned by them in favor of the Merger and against any actions or agreements that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement. Under the terms of the Stockholder Agreements, the Stockholders also granted to Viatel an irrevocable proxy (which is coupled with an interest in the shares) to vote their shares of Common Stock in accordance with the terms of the respective agreements. The Stockholder Agreements are with Alfred West, Steven West and Princess Gate Investors II, L.P. (collectively, the "Stockholders"). Under the terms of the Merger Agreement, the Stockholders will receive shares of Viatel's common stock in exchange for the Issuer's Common Stock held by them respectively at the effective time of the Merger. The Stockholders Agreements were entered into by the Stockholders to induce Viatel to enter into the Merger Agreement and to effect the Merger.


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CUSIP No. 25063E 10 0                  13D                 Page 4 of 6 Pages
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ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose of the Stockholder Agreements was to induce Viatel to enter into the Merger Agreement and to effect the Merger, as described in Item 3 above. Upon completion of the Merger, the Issuer will be the surviving corporation and a wholly-owned subsidiary of Viatel, all outstanding shares of the Issuer (other than shares owned by Viatel, the Issuer and Merger Sub) will be converted into shares of Viatel, the officers and directors of Merger Sub will become the officers and directors of the surviving corporation and the Issuer's shares will be delisted from the Nasdaq National Market. Other than pursuant to the Merger Agreement, Viatel has no plans which relate to or would result in any of the transactions described in subsections (a) through (j) inclusive, of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (A) As of August 27, 1999, Viatel beneficially owns 19,561,184 shares, or approximately 62.64% of the outstanding Common Stock.

         (B)      Viatel has the shared power to vote the shares.

         (C)      Not applicable.

         (D)      Not applicable.

         (E)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Stockholder Agreements with the Stockholders provide that, among other things, at any meeting of the stockholders of the Issuer, however called, and in any action by consent of the stockholders of the Issuer, the Stockholders shall: (a) vote their shares of Common Stock in favor of the Merger; (b) vote their shares of Common Stock against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement; (c) vote their shares of Common Stock against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger including, but not limited to, (i) any extraordinary corporate transaction (other than the Merger), such as a merger, other business combination, reorganization or liquidation involving the Issuer, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the management or board of directors of the Issuer, except as otherwise agreed to in writing by Viatel,
(iv) any material change in the present capitalization of the Issuer or (v) any other material change in the corporate structure or business of the Issuer; and
(d) without limiting the foregoing, consult with Viatel prior to any such vote and vote such shares of Common Stock in such manner as is determined by Viatel to be in compliance with the provisions set forth above. The Stockholders granted to Viatel an irrevocable proxy to vote their shares of Common Stock in accordance with the terms and conditions of the Stockholder Agreements. Notwithstanding the foregoing (and subject to certain additional rights held by

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CUSIP No. 25063E 10 0                  13D                 Page 5 of 6 Pages
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the  Stockholders as set forth in the Stockholder  Agreements),  the proxies and
the  obligations   referred  to  above  shall  terminate  when  the  Stockholder
Agreements terminate. Each of the Stockholder Agreements will terminate upon the first to occur of either (a) the completion of the Merger or (b)180 days after the termination of the Merger Agreement; provided, however, each Stockholder Agreement will terminate immediately if the Merger Agreement was terminated for reasons other than (i) a material breach of a representation, warranty or covenant by the Issuer that is left uncured; (ii) the Issuer having failed to comply with the restrictions relating third party transaction proposals for the Issuer; (iii) the Issuer's Board having withdrawn its recommendation to its stockholders of the Merger; or (iv) the Issuer's stockholders having failed to approve the Merger.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Merger, dated August 27, 1999, among Destia Communications, Inc., Viatel Acquisition Corp. and Viatel, Inc.*

         2. Stockholder Agreement, dated as of August 27, 1999, among Alfred West, AT Econ Limited Partnership, AT Econ Ltd. Partnership No. 2, Viatel, Inc., Viatel Acquisition Corp. and Destia Communications, Inc.*

         3. Stockholder Agreement, dated as of August 27, 1999, among Steven West, SS Econ Ltd. Partnership, SS Econ Ltd. Partnership No. 2, Viatel, Inc., Viatel Acquisition Corp. and Destia Communications, Inc.*

         4. Stockholder Agreement, dated as of August 27, 1999, among Princess Gate Investors II, L.P., Acorn Partnership II, L.P., PGI Investments Limited, Investor Investments AB, Marinbeach United S.A., Viatel, Inc., Viatel Acquisition Corp. and Destia Communications, Inc.*

* Incorporated by reference from Viatel's Form 8-K filed on August 31, 1999 (File No. 000-21261).

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CUSIP No. 25063E 10 0                  13D                 Page 6 of 6 Pages
-------------------------------                  -------------------------------


                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          VIATEL, INC.


September 7, 1999                         By: /s/ Allan Shaw
                                             __________________________________
                                              Allan Shaw
                                              Chief Financial Officer